UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING
                            FORM 10-K


Commission file number 0-16323

                       ELECTROSOURCE, INC.

     (Exact name of Registrant as specified in its charter)

           Delaware                         742466304
(State or other jurisdiction of (I.R.S. Employer Identification No.) incorporation or organization)

 2809 Interstate 35 South, San Marcos, Texas               78666
(Address of principal executive offices)                (Zip Code)


Registrant's telephone number,            (512) 753-6500
     including area code:

Securities registered pursuant                 None
 to Section 12(b) of the Act:

   Securities registered pursuant to Section 12(g) of the Act:

             Common Stock, par value $1.00 per share
                        (Title of Class)


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 N/A


PART I - REGISTRANT INFORMATION

Full name of registrant
                  ELECTROSOURCE, INC.
Former name if applicable
                  N/A
Address of Principle Executive Office (Street and Number)
                 2809 IH 35 South
City, State and Zip Code
                 San Marcos, Texas 78666







PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K,  20-
F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The registrant cannot file its Form 10-K for the year ending December 31, 2000 within the prescribed time period because the registrant has not completed the process of gathering and analyzing financial information necessary for finalizing its financial statements that will be included in the registrant's Form 10-K. In addition, the registrant needs additional time to complete and to describe some current events which it believes may be material to the registrant and its financial condition.


PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.
               Don C. Perriello       512-753-6554

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

       X  Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       X  No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and,if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 N/A


ELECTROSOURCE, INC.
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March  27,  2001
                                      By:    /s/ Don C. Perriello
                                      Name:  Don C. Perriello
                                      Title:  VP Finance & Treasurer